July 26, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn: Scot Foley

SEC Attorney

RE:    Unique Underwriters, Inc.

Registration Statement on Form S-1

File Number: 333-172850

Filed: March 16, 2011; Amended July 14, 2011

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective at 12:00pm EST on Thursday, July 28, 2011, or as soon thereafter as practicable.

Thank you for your assistance.

Sincerely,

/s/ Samuel Wolfe

Samuel Wolfe

CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC